FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the Month of July, 2007
     -----------------------------------------------------------------------


                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F       X                        Form 40-F
                    ------------                            ----------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.]


             Yes ________                       No ___X____



[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________ ]


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TABLE OF CONTENTS

Documents Included as Part of this Report:

No.       Document
---       --------

1. Press Release dated July 23, 2007 "Oxford Investments Holdings Secures Payment Processing Engine and E-Wallet Platform to Open New Branches."

2. Joint Venture Agreement between Oxford Investments Holdings Inc. and Serenity Investment Holdings Corp. dated July 23, 2007.






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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                              OXFORD INVESTMENTS HOLDINGS INC.


 Date: July 25, 2007                          By: /S/Michael Donaghy
                                                  ------------------------------
                                                  Michael Donaghy, President and
                                                  Chief Executive Officer


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        Oxford Investments Holdings Secures Payment Processing Engine and
                     E-Wallet Platform To Open New Branches



TORONTO, ON. - July 23, 2007 - Oxford Investments Holdings Inc. (OTCBB: OXIHF) is pleased to announce that it has entered into a joint-venture partnership to obtain a Payment Processing Engine and an E-Wallet Platform that will provide the technology for the backbone to Oxford's FocusKard suite of payment solutions.


Oxford will own fifty percent (50%) of Serenity Investment Holdings Corp, a British Virgin Islands corporation established for the joint-venture. Serenity will hold the source codes and intellectual property for the technologies utilized by the joint-venture. Serenity will also implement and administer Oxford's various electronic payment card solutions, which include direct-banking, direct-debit, payroll, stored-value, and loyalty card programs. Through owning the Payment Processing and E-Wallet technology, Oxford expects to generate revenues by providing turn-key payment processing solutions to financial institutions and any other organizations that require electronic payment capabilities and by managing those solutions for them


"This development represents a key component in our growth strategy", stated Michael Donaghy, President and Chief Executive Officer of Oxford Investments Holdings Inc. "Having the technology in-house will enable Oxford to aggressively pursue and respond to opportunities without the need to depend on third-party providers."


About Oxford Investments Holdings Inc.


Oxford Investments Holdings Inc. is now establishing itself as a leading online payment solutions Company. The Company is concentrating its business around its "FocusKard" suite of products. The FocusKard suite provides a comprehensive card payment solution meshed with a user-friendly e-wallet for e-commerce businesses.


For further information, please visit Oxford Investments Holdings website at www.oxsof.com or AGORACOM's Oxford Investor Relations Hub at www.agoracom.com/IR/Oxford, phone Michael Donaghy at 1-800-293-4871 or email OXIHF@agoracom.com.


FORWARD LOOKING STATEMENTS DISCLAIMER:


Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.


This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.

                             JOINT VENTURE AGREEMENT
                                     BETWEEN
                        OXFORD INVESTMENTS HOLDINGS INC.
                                       AND
                       SERENITY INVESTMENT HOLDINGS CORP.


This Agreement is entered into as of July 23, 2007, by and between Oxford Investments Holdings Inc. (the "Company" or "Oxford") with an address at 1315 Lawrence Ave East, Suite 520, Toronto Ontario, M3A 3R3 and Serenity Investment Holdings Corp., a company recently incorporated in the British Virgin Islands ("Serenity").

WHEREAS, Oxford and Serenity hereby enter into this definitive agreement pursuant to the terms agreed upon in that certain Term Sheet dated July 2, 2007;

WHEREAS, the parties intent to carry on a business arrangement involving transaction processing (the "Venture").

NOW, THEREFORE, in consideration of the premises, the mutual promises herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties intending to be legally bound, agree as follows:

     1. Serenity will provide to the Venture a Technical Processing Payment Engine ("Engine") and an E-wallet Platform ("E-wallet"), collectively referred to as the "Technology", as well as operational and/or management services to be determined by the parties.

     2. Oxford will provide to the Venture business relationships to which the Venture will market its products and/or services. Specifically, Oxford will arrange for the Venture to provide all transactional processing services, on an exclusive basis, that might otherwise be provided by Oxford to its customers, affiliates and/or partners, and that contracts for such services will be executed for the benefit of the Venture on market terms.

     3. To effect these business arrangements, the parties agree to take the steps outlined in the balance of this Agreement, and to enter into whatever agreements are necessary to carry out the intent, the terms of which, if not specified herein, will be negotiated promptly by the parties, acting in good faith.

     4. Serenity and Oxford agree that Serenity will be the company used as the vehicle for the Venture, and that Oxford will own fifty percent (50%) of Serenity.

     5. Serenity is a company that was recently incorporated in the British Virgin Islands and has not had any business dealings, and prior to the Venture, has no assets or liabilities of any kind.



                                     Page 1
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     6.   The governance and operational guidelines for the Venture and Serenity will be mutually agreed upon by Serenity and Oxford. Each will have equal representation on Serenity's Board of Directors, and they will have equal shareholdings, both in terms of the number of shares to be owned, and the characteristics and class of such shares.

     7. The parties agree that Serenity will own the Technology to be used for the Venture.

     8. Serenity will then transfer fifty percent (50%) of its issued and outstanding common shares to Oxford in exchange for cash of US$75,000, and 1,700,000 of Oxford common shares, to be issued from treasury. Oxford warrants that it has only one class of shares authorized, that it has an unlimited number of shares authorized and as of March 28, 2007, there were 29,610,015 common shares issued and outstanding; that 1,850,000 stock options were issued under Oxford's Stock Option Plan; and that 250,000 stock options are anticipated to be issued by September 2007. Oxford further warrants that, other than the shares issued pursuant to the offerings listed on Exhibit A, no additional shares will be issued, or reserved for issuance, prior to the completion of the agreements referred to in paragraph 3 above.

     9. Oxford agrees to file a registration statement with the Securities and Exchange Commission to register the shares mentioned in paragraph 8 within sixty (60) days of the execution of this Agreement.

     10. Serenity will provide all transactional processing services, on an exclusive basis that might otherwise be provided by Oxford to its customers, affiliates and/or partners and contracts for such services will be executed for the benefit of the Venture on market terms.

     11. The parties agree that Serenity will provide operational and management services to its customers, as determined by the parties, on an exclusive basis, on terms to be negotiated by the parties acting in good faith. Where services are to be provided to the customers, Serenity will contract directly with those customers for the services to be provided.

     12. For its services, Serenity will charge a "per transaction fee" and a "monthly service fee" for all contracts.

     13. On a quarterly basis, but no later than thirty (30) days after each Serenity's quarter ends, the net operating cash earned by Serenity for such quarter will be distributed to each of Oxford and Serenity on a 50/50 basis. If the parties cannot agree on a mutually acceptable definition of "net operating cash", then it will be determined to be the greater of:



                                     Page 2
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          *    90% of  Serenity's  earnings  before  depreciation,  interest and taxes for the quarter, as determined by Serenity's independent accountants, or

          * 90% of Serenity's cash on hand as at the end of the fiscal quarter

     14.  Miscellaneous:

          a. This Agreement supersedes all prior oral or written agreements between the parties and may only be amended in a writing signed by both parties.

          b. The terms and conditions of the Agreement shall be binding upon the distributees, representatives, successors, and assigns of the respective parties.


          c. This Agreement shall be construed pursuant to the laws of the Province of Ontario Canada without regard to conflict of law provisions.

          d. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to be an original and all of which shall constitute a single instrument, and the signature of any party of any counterpart shall be deemed a signature to any and may be appended to any other counterpart.

     15.  Entire Agreement/Modification

          This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated herein and no representation, promise, inducement, or statement of intention relating to the transactions contemplated by this Agreement has been made by any party that is not set forth in the Agreement. This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.

IN WITNESS WHEREOF, the parties have signed this Agreement, this 23rd day of July, 2007.


Serenity Investment Holdings Corp.              Oxford Investments Holdings Inc.


By: _________________                           By:  ______________________
     President                                       Michael Donaghy
                                                     President & Chief
                                                     Executive Officer





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                                    EXHIBIT A
                                    ---------

1. Rule 506 Offering

2. Regulation S Offering

3. Debt for Stock










                                     Page 4
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